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W. Thomas Conner Direct Phone: +1 202 414 9208 Email: tconner@reedsmith.com

May 23, 2014

VIA EDGAR SUBMISSION

EDGAR Operations Branch Division of Corporation Finance U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	Teucrium Commodity Trust
Teucrium Wheat Fund
Registration Statement on Form S-1

Dear Sir or Madam:

Enclosed are the filing materials for Teucrium Commodity Trust (the “Registrant”). The enclosed registration statement (“Registration Statement”) is filed on Form S-1 pursuant to the Securities Act of 1933, as amended (the “Act”). This Registration Statement is being filed electronically.

The Registration Statement is being filed because of the requirement in Rule 415(a)(5) to file a new registration statement within three years of the effective date of the initial registration statement. This Registration Statement relates to File No. 333-167591. As indicated on the facing page of the Registration Statement, the Registrant is carrying forward unsold securities previously registered in connection with File No. 333-167591 pursuant to Rule 415(a)(6) under the Act. The Registrant will be filing a pre-effective amendment to file certain required opinions.

If you have any questions on the foregoing, please do not hesitate to contact me at (202) 414-9208.

Sincerely,

/s/ W. Thomas Conner

W. Thomas Conner

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